Exhibit (a)(1)(ii)

Public Tender Offer

by

CNAC Saturn (NL) B.V.

for all publicly held registered shares with a nominal value of

CHF 0.10 each

of

Syngenta AG, Basel, Switzerland

Offer Price:	U.S. Dollars (USD) 465 in cash (the Offer Price) per registered share of Syngenta AG (Syngenta or the Company) with a nominal value of Swiss Francs (CHF) 0.10 each (each a Syngenta Share).

The Offer Price will be reduced by the gross amount of any dilutive effects in respect of the Syngenta Shares prior to the Settlement of the Offer, including, but not limited to, dividend payments (other than the Ordinary Dividend and the Special Dividend defined below) and other distributions of any kind, demergers and spin-offs, capital increases and the sale of treasury shares at an issuance or sales price per Syngenta Share below the Offer Price, the purchase of Syngenta Shares at a purchase price above the lower of the Offer Price and the prevailing share price, the issuance of options, warrants, convertible securities or other rights of any kind for the acquisition of Syngenta Shares or other securities of Syngenta and repayments of capital in any form.

Main Offer Period:	From March 23, 2016, to May 23, 2016 (subject to extension).

Syngenta AG	Swiss securities number*	ISIN*	Ticker symbol

Registered shares not tendered (first trading line)	1 103 746	CH001 103 746 9	SYNN

Registered shares tendered during the Main Offer Period (second trading line)	31 612 454	CH031 612 454 1	SYNNE

Registered shares tendered during the Main Offer Period (third line - not traded, for USD/CHF Conversion Facility)	31 631 324	CH031 631 324 3	—

*	Please refer to Section N for the Swiss securities number and ISIN for Syngenta Shares tendered during the Additional Acceptance Period.

Lead Financial Advisor HSBC	Financial Advisor China CITIC Bank International

Financial Advisor and Offer Manager Credit Suisse

Financial Advisor CCB International Capital Limited (CCBIC)	Financial Advisor China International Capital Corporation Limited (CICC)

Offer Prospectus dated March 8, 2016 (the Offer Prospectus)

Introductory Note

CNAC Saturn (NL) B.V. (the Offeror) is offering to acquire all publicly held Syngenta Shares and American Depositary Shares (ADSs) of Syngenta issued by Bank of New York Mellon acting as depositary (the US Depositary). The offer is comprised of two separate offers: (1) this Swiss law governed tender offer (the Offer), which is being made as set forth herein and subject to the Offer restrictions set forth below (see below “Offer Restrictions”) to all holders of Syngenta Shares pursuant to this Offer Prospectus; and (2) a tender offer in the United Sates (the U.S. Offer), which is being made to all holders of ADSs and to holders of Syngenta Shares who are resident in the United States (U.S.), including U.S. Persons (as defined below), pursuant to separate U.S. offer documentation.

The Offer and the U.S. Offer are being conducted simultaneously and shall, subject to requirements imposed by the law or authorities, in all material respects, have the same terms and be subject to the same conditions.

Offer Restrictions

General

The Offer is not being and will not be made, directly or indirectly, in any country or jurisdiction in which it would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require the Offeror or China National Chemical Corporation (ChemChina) or any of its direct and indirect subsidiaries (each direct or indirect subsidiary of ChemChina or of Syngenta, including the Offeror in the case of ChemChina, hereinafter a Subsidiary) to change or amend the terms or conditions of the Offer in any way, to make an additional filing with any governmental, regulatory or other authority or take additional action in relation to the Offer. It is not intended to extend the Offer to any such country or jurisdiction. Documents relating to the Offer must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction. Any such document must not be used for the purpose of soliciting the purchase of securities of Syngenta by any person or entity resident or incorporated in any such country or jurisdiction.

Notice to U.S. Persons Holding Syngenta Shares and to Holders of ADSs

Offer

This Offer is being made for the registered shares of Syngenta, a Swiss company whose shares are listed on the SIX Swiss Exchange (SIX), and is subject to Swiss disclosure and procedural requirements, which are different from those applicable under U.S. domestic tender offer procedures and laws, including with respect to withdrawal rights (which may or may not apply), settlement procedures and timing of payments. Holders of Syngenta Shares who are resident in the U.S., including holders who are “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) (U.S. Persons), are encouraged to consult with their own Swiss advisors regarding the Offer.

In accordance with the laws of Switzerland and subject to applicable regulatory requirements, the Offeror and ChemChina and its Subsidiaries or their nominees or brokers (acting as agents for the Offeror) may from time to time after the date hereof, and other than pursuant to the Offer, directly or indirectly purchase, or arrange to purchase, Syngenta Shares or any securities that

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are convertible into, exchangeable for or exercisable for Syngenta Shares. These purchases, or arrangements to purchase, may occur either in the open market at prevailing prices or in private transactions at negotiated prices and shall comply with applicable laws and regulations in Switzerland and applicable U.S. securities laws. Any such purchases will not be made at prices higher (as per the USD-CHF exchange rate immediately prior to such purchases1) than the Offer Price or on terms more favorable than those offered pursuant to the Offer, unless the Offer Price is increased accordingly. Any information about such purchases or arrangements to purchase will be publicly disclosed on http://www.chemchina.com/press to the extent that such information is made public in accordance with the applicable laws and regulations of Switzerland. In addition, the financial advisors to ChemChina, the Offeror and Syngenta may also engage in ordinary course trading activities in securities of Syngenta, which may include purchases or arrangements to purchase such securities.

It may be difficult for U.S. Persons holding Syngenta Shares to enforce their rights and any claim arising out of U.S. securities laws, since each of the Offeror and Syngenta is located in a non-U.S. jurisdiction, and some or all of their officers and directors may be residents of a non-U.S. jurisdiction. U.S. Persons holding Syngenta Shares may not be able to sue a non-U.S. company or its officers or directors in a U.S. or non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

Neither the SEC nor any securities commission of any state of the U.S. has (a) approved or disapproved of the Offer; (b) passed upon the merits or fairness of the Offer; or (c) passed upon the adequacy or accuracy of the disclosure in this Offer Prospectus. Any representation to the contrary is a criminal offence in the U.S.

U.S. Offer

The Offeror is commencing a public tender offer in the U.S. to all holders of ADSs listed on the New York Stock Exchange (the NYSE) and to holders of Syngenta Shares who are U.S. Persons pursuant to separate U.S. offer documentation. Holders of Syngenta Shares who are U.S. Persons and holders of ADSs, in each case who wish to participate in the U.S. Offer, are urged to carefully review the Schedule TO and other documents relating to the U.S. Offer that will be filed by the Offeror with the SEC because these documents will contain important information relating to the U.S. Offer. Holders of Syngenta Shares who are U.S. Persons and holders of ADSs, in each case who wish to participate in the U.S. Offer, are also urged to read the related solicitation | recommendation statement on Schedule 14D-9 that will be filed with the SEC by Syngenta relating to the U.S. Offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Syngenta and the Offeror with the SEC, at the SEC’s website at http://www.sec.gov. YOU SHOULD READ THE SCHEDULE TO AND SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.

[1]	The purchase prices of such purchases (if any) will be determined in accordance with the USD/CHF exchange rate as per WM/Reuters 16:00 GMT Fixing (as per Bloomberg).

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Holders of ADSs

The Offer is not being addressed to holders of ADSs. Holders of ADSs who wish to participate in the Offer should present their ADSs to the U.S. Depositary, for cancellation and (upon compliance with the terms of the deposit agreement relating to the ADS program, including payment of the U.S. Depositary’s fees and any applicable transfer fees, taxes and governmental charges) delivery of Syngenta Shares to such holders, in order for such holders to become shareholders of Syngenta. The Offer may then be accepted in accordance with the Offer Prospectus for the Syngenta Shares delivered to holders of ADSs upon such cancellation.

United Kingdom

In the United Kingdom (U.K.), this communication is directed only at persons (i) who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order), (ii) falling within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together, Relevant Persons). This communication must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Notice to Australian Residents

The Offer will be made in compliance with the laws of Switzerland. The Offer is not regulated by the Australian Corporations Act 2001 (Cth), the Australian Takeovers Panel, the Australian Securities & Investments Commission or the rules of the Australian Securities Exchange (together, the Australian Regulations). The laws of Switzerland will regulate the content of the offer document and the takeover procedures, not the Australian Regulations.

Notice Regarding Currency Exchange Rate Risks

The Syngenta Shares are traded on SIX in CHF. At Settlement (see below Section K.4), the Offeror will pay the Offer Price for validly tendered Syngenta Shares in USD. Accordingly, tendering shareholders who desire proceeds to be in CHF or in any currency other than USD (a Non-USD Currency), will bear the currency exchange rate related risks on the Offer Price. These include the risks that the prevailing USD exchange rate into any Non-USD Currency may change materially adversely (including changes due to devaluation of the USD or revaluation of the applicable Non-USD Currency) and competent authorities may impose or modify exchange controls or adopt monetary policies which may impact the value of a Non-USD Currency relative to the USD, or vice versa. In addition, the exchange will be associated with costs that will have to be borne by the relevant holder of Syngenta Shares (including, without limitation, a spread between bid and ask prices for the relevant currencies).

Accordingly, the proceeds that can be realized by a shareholder upon conversion of the Offer Price into CHF or another Non-USD Currency may be materially adversely reduced through changes of the exchange rate as well as costs of such currency exchange. Tendering holders of Syngenta Shares may be able to limit these risks by hedging transactions, withdrawing their tenders (as long as they have a right to withdraw, see Section B.7) and selling their shares in the market or by ordering their bank to deposit the Offer Price on a USD denominated account.

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If a tendering holder of Syngenta Shares does not pro-actively procure another solution (e.g., payment on a USD denominated account), custodian banks of holders of Syngenta Shares might, depending on the terms and conditions applying between bank and shareholder, automatically convert the USD amount into CHF at conditions that are potentially not favorable for such holders.

The USD/CHF Conversion Facility that will be provided for certain Eligible Private Investors (see Section K.5 below) may (or may not) lead to better terms for the exchange (i.e., a lower spread between the bid and ask prices for USD and CHF, respectively) than without such facility, but does not mitigate the risks associated with potential adverse changes of the USD/CHF exchange rate (due to de-valuation of USD versus CHF or the potential increase in valuation of CHF versus USD or due to speculation, interference by national or central banks or governments or for other reasons) prior to and during the time period between the determination of the USD/CHF exchange rate used in the USD/CHF Conversion Facility and the applicable Settlement Date.

Forward-Looking Statements

This Offer Prospectus contains statements that are, or may be deemed to be, forward-looking statements. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words “aims”, “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will”, “plans”, “continue” or “should” or similar terminology. These forward-looking statements include matters that are not historical facts or which may not otherwise be provable by reference to past events. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events, and|or depend on circumstances that may or may not occur in the future.

A.	Background of the Offer

The Offeror is a private company with limited liability (B.V. or “Besloten Vennootschap met beperkte aansprakelijkheid”) organized under the laws of the Netherlands, having its registered seat in De Boelelaan 7, 1083 HJ Amsterdam, The Netherlands. The Offeror is an indirect Subsidiary of ChemChina, as further described in Section C.2 (“Significant Shareholders of the Offeror”).

ChemChina is an all people owned enterprise organized under the laws of the People’s Republic of China (PRC), having its seat in Beijing, PRC. ChemChina is owned by the PRC. The investor rights are exercised by the Central State-Owned Assets Supervision and Administration Commission (the SASAC).

ChemChina, together with its Subsidiaries (the ChemChina Group), is globally active in the chemical industry.

Syngenta is a Swiss corporation with its registered office in Basel, Switzerland. Syngenta’s registered shares have been traded since November 13, 2000, on SIX (ticker symbol SYNN). Syngenta is a leading global agribusiness company that produces agrochemicals and seeds and conducts genetic research. Through the Offer, ChemChina intends to accelerate the implementation of Syngenta’s strategy while seeking to open new markets and opportunities for Syngenta’ next phase of growth based on the combination of ChemChina Group’s and Syngenta’s portfolios of technologies in China and globally (see below C.1 “Name, Registered Office, Capital and Principal Business Activities of the Offeror”).

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On February 2, 2016, ChemChina and its Subsidiary China National Agrochemical Corporation (CNAC) on the one hand, and Syngenta on the other hand, entered into a transaction agreement (the Transaction Agreement), pursuant to which ChemChina, among other things, agreed to submit, either directly or through a designated direct or indirect Subsidiary, and Syngenta, among other things, agreed that the board of directors of Syngenta shall recommend to Syngenta’s shareholders and holders of ADSs for acceptance, the Offer (see Section E.4 “Agreements Between the Offeror and Syngenta, Their Directors, Officers and Shareholders”).

B.	The Offer

1.	Pre-Announcement

On February 3, 2016, ChemChina published a pre-announcement (the Pre-Announcement) of the Offer in accordance with articles 5 et seq. of the Ordinance of the Swiss Takeover Board on Public Takeover Offers (Verordnung der Übernahmekommission über öffentliche Kaufangebote; the Takeover Ordinance). The Swiss Takeover Board (the TOB) rendered a decision dated February 2, 2016, confirming among other things that the Pre-Announcement contained the required information according to the statutory provisions on public tender offers, the permissibility of the offer conditions and of the Offer being made in USD. The TOB’s decision was included in, and published on the same date, as the Pre-Announcement. No objections or appeals have been filed against this decision, which has therefore become final and binding, and no shareholder filed a request for party status. The Pre-Announcement in English, German and French was published on ChemChina’s website and on the TOB’s website, and was otherwise distributed in accordance with the Takeover Ordinance, before the opening of trading on the SIX on February 3, 2016.

2.	Object of the Offer

Except as set forth below and subject to the Offer restrictions set forth above, the Offer extends to all publicly held Syngenta Shares.

The Offer does not extend to ADSs. Furthermore, the Offer neither extends to Syngenta Shares that may be held, in the future, by ChemChina or any of its direct or indirect Subsidiaries, nor to Syngenta Shares held by the Company or any of its Subsidiaries.

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Accordingly, the Offer relates to a maximum number of 91,909,996 Syngenta Shares, calculated as of March 4, 2016, as follows:

Issued Syngenta Shares	92,945,649	*
Syngenta Shares held by ChemChina or any of its Subsidiaries	0	**
Syngenta Shares held by Syngenta or any of its Subsidiaries	1,035,653	***

Maximum Number of Syngenta Shares to which the Offer extends	91,909,996

*	According to the Commercial Register. Pursuant to Syngenta’s articles of association dated as of April 29, 2014, Syngenta has no authorized share capital and no conditional share capital.
**	As of March 4, 2016.
***	As of March 4, 2016, according to information received from Syngenta.

3.	Offer Price

The Offer Price for each Syngenta Share is USD 465 in cash. In addition, the Offer allows for dividend payments to holders of Syngenta Shares in the aggregate amount of up to CHF 16 per Syngenta Share, as specified below.

The Offer Price will be reduced by the gross amount of any dilutive effects in respect of the Syngenta Shares prior to the Settlement (as defined below in Section K.4 “Payment of the Offer Price; Settlement Dates”), including, but not limited to, dividend payments (other than the Ordinary Dividend and the Special Dividend, each as defined below) and other distributions of any kind, demergers and spin-offs, capital increases and the sale of treasury shares at an issuance or sales price per Syngenta Share below the Offer Price, the purchase of Syngenta Shares at a purchase price above the lower of the Offer Price and the prevailing share price, the issuance of options, warrants, convertible securities or other rights of any kind for the acquisition of Syngenta Shares or other securities of the Company and repayments of capital in any form.

Notwithstanding the foregoing, the Offer Price will not be reduced by the gross amount of the dilutive effects in respect of (i) an ordinary dividend of up to CHF 11 gross (pre-tax) per Syngenta Share in respect of the financial year ended December 31, 2015, payable before the First Settlement (as defined in Section K.4 “Payment of the Offer Price; Settlement Dates”) (the Ordinary Dividend), and (ii) a special dividend of CHF 5 gross (pre-tax) per Syngenta Share payable on or prior to the First Settlement (the Special Dividend), in each case if and to the extent approved by the ordinary general meeting of shareholders of the Company scheduled to be held on April 26, 2016 (the Ordinary General Meeting).

The Offer Price with dividends implies a premium of 31.1%, and the Offer Price without dividends implies a premium of 26.9%, to the volume-weighted average price of all on-exchange transactions in Syngenta Shares executed on the SIX during the 60 (sixty) SIX trading days (each a Trading Day) prior to the publication of the Pre-Announcement (which amounts to CHF 374.02). Also, the Offer Price with dividends implies a premium of 25.0%, and the Offer Price without dividends implies a premium of 21.0%, to the on-exchange closing price of the Syngenta Share on the SIX on February 2, 2016, the Trading Day immediately prior to the publication of the Pre-Announcement, which amounted to CHF 392.30.2

[2]	USD/CHF exchange rate as per WM/Reuters 16:00 GMT Fixing: 1.02045 as at February 2, 2016 (as per Bloomberg).

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The monthly median of the daily volume of on-exchange transactions on SIX in Syngenta Shares was equal to or greater than 0.04% of the tradable portion of the relevant security (free float) in at least 10 (ten) of the 12 (twelve) full months preceding the publication of the Pre-Announcement. Accordingly, the Syngenta Shares are deemed liquid pursuant to Circular No. 2 (Liquidity in the context of takeover law) of the TOB of February 26, 2010.

Historical price trend of Syngenta Shares since 2012:

	2012	2013	2014	2015	2016**
High*	380.20	416.00	364.40	435.20	410.00
Low*	274.80	335.30	273.20	280.00	348.10

*	Daily closing price in CHF
**	From January 1 until February 2 (the last Trading Day prior to the Pre-Announcement)

Source: SIX Swiss Exchange

4.	Cooling-off Period

If not extended by the TOB, a cooling-off period of 10 (ten) Trading Days (the Cooling-off Period) will run from the publication of this Offer Prospectus, i.e., from March 8, 2016 to March 22, 2016. The Offer may be accepted only after the expiration of the Cooling-off Period.

5.	Main Offer Period

If the Cooling-off Period is not extended by the TOB and subject to the Extension Relief (as described below), the initial offer period of 40 (forty) Trading Days is expected to commence on March 23, 2016 and to end on May 23, 2016, 4:00 p.m. CEST (such offer period the Initial Main Offer Period and, as possibly extended from time to time, the Main Offer Period).

Holders of Syngenta Shares may tender their Syngenta Shares at any time prior to the end of the (possibly extended) Main Offer Period.

In the Pre-Announcement, ChemChina announced that the Offeror would endeavor to align the offer timelines of the Offer and the U.S. Offer, subject to the approval of the TOB, the SEC and any other competent authority to the extent required, which among other things may result in a different timeline of the Offer, including a significantly extended Main Offer Period.

Accordingly, the TOB has granted the Offeror (see below Section J “Decision of the Swiss Takeover Board”) a relief for extending the Initial Main Offer Period to the extent necessary for the co-ordination with the U.S. Offer (the Extension Relief) as follows:

•	The Offeror has the right to extend the Initial Main Offer Period once or several times, in each case by a period of up to 40 (forty) Trading Days (each an Extension Period), until such time when all Offer conditions have been satisfied, but, subject to further relief being granted by the TOB, not beyond the Trading Day falling 6 (six) months following the end of the Initial Main Offer Period (the Extension End Date). The Extension End Date is expected to be, subject to further extension, on or around November 23, 2016, 4:00 p.m. CET.

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•	Any extension of the Main Offer Period under the Extension Relief will be published by the Offeror no later than before the start of trading on the last Trading Day of the Initial Main Offer Period and, if applicable, of any relevant Extension Period, respectively.

•	Upon all Offer conditions having been satisfied (but for Offer condition B.8(1)(a)), but without prejudice or limitation of the Offeror’s rights under Section B.8, including in particular B.8(3), the Offeror will announce, no later than before the start of trading on the last Trading Day of the relevant Extension Period, that the Main Offer Period will be extended for the last time by a period of up to 20 (twenty) Trading Days.

In accordance with the Extension Relief, the Offeror reserves the right to extend the Main Offer Period until the Extension End Date. The Offeror furthermore reserves the right to extend the (extended) Main Offer Period once or several times, subject to the approval of the TOB, beyond the Extension End Date.

In the event of an extension of the Main Offer Period, the First Settlement Date (as defined in Section K.4 “Payment of the Offer Price; Settlement Dates”), the commencement of the Additional Acceptance Period (as defined in Section B.6 “Additional Acceptance Period”), and the Second Settlement Date (as defined in Section K.4 “Payment of the Offer Price; Settlement Dates”) will be deferred accordingly.

6.	Additional Acceptance Period

After the expiration of the (possibly extended) Main Offer Period and if the Offer is declared successful (zustande gekommen), there will be an additional acceptance period of ten (10) Trading Days for the subsequent acceptance of the Offer (the Additional Acceptance Period). If the Cooling-off Period is not extended by the TOB and if the Main Offer Period is not extended, the Additional Acceptance Period is expected to begin on May 30, 2016 and to end on June 10, 2016, 4:00 p.m. CEST. If the Cooling-off Period is not extended by the TOB and if the Main Offer Period is extended up to and until the Extension End Date, the Additional Acceptance Period is expected to begin on November 30, 2016 and to end on December 13, 2016, 4:00 p.m. CET.

7.	Withdrawal Rights

Holders who have tendered their Syngenta Shares in the Offer during the (possibly extended) Main Offer Period may, until the expiration of the (possibly extended) Main Offer Period, withdraw their Syngenta Shares by contacting the institution through which they have tendered their Syngenta Shares to learn about the procedures to withdraw Syngenta Shares validly tendered. Such holders should contact their bank, broker or other custodian institution sufficiently in advance of the end of the (possibly extended) Main Offer Period to allow their previously tendered Syngenta Shares to be withdrawn.

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All acceptances of the Offer become final and binding upon acceptance by the Offeror following the expiration of the (possibly extended) Main Offer Period and no withdrawal is possible after the expiration of the (possibly extended) Main Offer Period. No withdrawal rights will apply to Syngenta Shares tendered after the (possibly extended) Main Offer Period and no withdrawal rights will apply during the Additional Acceptance Period with respect to Syngenta Shares tendered during the (possibly extended) Main Offer Period and accepted for payment by the Offeror.

8.	Offer Conditions, Waiver of Offer Conditions and Period for which the Offer Conditions are in Force and in Effect

(1)	Offer Conditions

The Offer is subject to the conditions set forth below. The period in respect of which each of the conditions will be in force and in effect is described in subsection B.8(3) below.

(a)	Minimum Acceptance Rate: The Offeror shall have received valid and irrevocable acceptances for such number of Syngenta Shares and ADSs representing, when combined with the Syngenta Shares and ADSs ChemChina and its Subsidiaries will own at the end of the (possibly extended) Main Offer Period (but not including Syngenta Shares and ADSs held by the Company or any of its Subsidiaries), at least 67% of all Syngenta Shares that will be issued at the end of the (possibly extended) Main Offer Period. For purposes of this condition (a), ADSs shall be deemed converted into the number of Syngenta Shares they represent.

(b)	Merger Clearances and Other Approvals: All waiting periods applicable to the acquisition of the Company by the Offeror shall have expired or been terminated and all competent merger control and other authorities and, if applicable, courts shall have approved the Offer, its Settlement and the acquisition of the Company by the Offeror, without imposing any condition or undertaking on ChemChina and/or the Company and/or any of their respective Subsidiaries or making their approvals subject to the satisfaction of any condition or undertaking that, individually or together with any other condition or undertaking that is relevant under this condition (b) or condition (c)(i), in the opinion of an independent accounting firm or investment bank of international repute to be appointed by the Offeror (an Independent Expert), would reasonably be expected to cause a Regulatory Material Adverse Effect on ChemChina and/or the Company and/or any of their respective Subsidiaries. A Regulatory Material Adverse Effect shall mean a reduction of the consolidated sales of one year of USD 2.68 billion or more.

For purposes of this condition (b), any condition or undertaking imposed on ChemChina and/or any of its Subsidiaries shall not be taken into account when determining whether a Regulatory Material Adverse Effect has occurred, to the extent such condition or undertaking affects ChemChina’s or any of its Subsidiaries’ agrochemical business existing on the date of the Pre-Announcement.

(c)

Committee on Foreign Investment in the United States (CFIUS) and Other Foreign Investment Control Approvals: Neither CFIUS nor any other authority supervising or controlling foreign investment in any jurisdiction shall have imposed any condition or undertaking on ChemChina, Syngenta or any of their Subsidiaries that, in the opinion of an Independent Expert, (i) individually or together with any other condition or undertaking that

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is relevant under condition (b) or this condition (c)(i) would reasonably be expected to cause a Regulatory Material Adverse Effect on ChemChina and/or the Company and/or any of their respective Subsidiaries, or (ii) removes (x) all oversight, management and control by ChemChina, its Subsidiaries (excluding Syngenta and its Subsidiaries) and their representatives over, or (y) all physical and other access by them to, assets, books and records, businesses or operations of Syngenta or any of its Subsidiaries which contributed to consolidated sales of the Syngenta group an amount of USD 1.54 billion or more in the financial year 2015.

(d)	No Injunction: No judgment, decision, order or other authoritative measure shall have been issued preventing, prohibiting or declaring illegal the Offer or its consummation.

(e)	No Company Material Adverse Effect: By the end of the (possibly extended) Main Offer Period, no circumstances or events shall have occurred, and no circumstances or events shall have been disclosed by the Company or otherwise come to the Offeror’s attention which, individually or together with any other circumstances or events that are relevant under this condition (e), have a Company Material Adverse Effect on the Syngenta group. A Company Material Adverse Effect shall mean a reduction of the consolidated sales of one year of USD 1.34 billion or more.

For purposes of this condition (e), changes resulting from general economic conditions and changes generally affecting the industry in which the Company and its respective Subsidiaries operate shall not be taken into account when determining whether a Company Material Adverse Effect has occurred.

(f)	Registration in the Share Register of the Company: The board of directors of the Company shall have resolved to register the Offeror and/or any other company controlled and designated by ChemChina in the share register of the Company as shareholder(s) with voting rights with respect to all Syngenta Shares ChemChina or any of its Subsidiaries has acquired or may acquire (with respect to Syngenta Shares to be acquired in the Offer subject to all other conditions of the Offer having been satisfied or waived), and the Offeror and/or any other company controlled and designated by ChemChina shall have been registered in the share register of the Company as shareholder(s) with voting rights with respect to all Syngenta Shares acquired.

(g)	Resignation of Members of the Board of Directors of the Company and Mandate Agreements: A sufficient number of members of the board of directors of the Company shall have resigned from their functions on the board of directors of the Company and its Subsidiaries and/or entered into (and not subsequently terminated) a mandate agreement with ChemChina or the Offeror, in each case with effect from the First Settlement, so that ChemChina will directly or indirectly control the board of directors of the Company effective as of the First Settlement.

(h)	No Adverse Resolutions of the General Meeting of Shareholders of the Company: The general meeting of shareholders of the Company shall not have:

(i)	resolved or approved any dividend (other than the Ordinary Dividend and the Special Dividend in the Ordinary General Meeting), other distribution or capital reduction or any acquisition, spin-off (Abspaltung), transfer of assets and liabilities (Vermögensübertragung) or other disposal of assets (x) with an aggregate value or for an aggregate consideration of more than USD 1.90 billion, or (y) contributing in the aggregate more than USD 223 million to the EBIT;

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(ii)	resolved or approved any merger, demerger (Aufspaltung) or ordinary, authorized or conditional increase of the share capital of the Company; or

(iii)	adopted an amendment of the articles of association of the Company to introduce any transfer restrictions (Vinkulierung) or voting limitations (Stimmrechtsbeschränkungen).

(i)	No Obligation to Acquire or Sell Material Assets or to Incur or Repay Material Indebtedness: With the exception of the obligations that have been made public prior to the date of the Pre-Announcement or that are related to the Offer or arise from its Settlement, between June 30, 2015, and the transfer of control to the Offeror, the Company and its Subsidiaries shall not have undertaken to acquire or sell any assets or incur or repay any indebtedness in the aggregate amount or value of more than USD 1.90 billion.

(2)	Waiver of Offer Conditions

The Offeror’s right to waive, in whole or in part, one or more of the Offer conditions is reserved.

(3)	Period for Which the Offer Conditions are in Force and in Effect

Notwithstanding any other provisions of this Offer Prospectus, and unless waived by the Offeror, the Offeror shall not be required to accept and pay for any tendered Syngenta Shares, unless

(a)	all conditions set forth in Section B.8(1), other than the condition set forth in Section B.8(1)(d) (“No Injunction”), have been satisfied at the time of the expiration of the (possibly extended) Main Offer Period or, if later, at the time when all acceptances of the Offer and the U.S. Offer have become irrevocable; and

(b)	at the time of the relevant Settlement, the condition set forth in Section B.8(1)(d) (“No Injunction”) is satisfied.

If any of these conditions have not been satisfied at the relevant time nor waived by the Offeror, the Offeror shall be entitled to declare the Offer unsuccessful or to postpone the relevant Settlement for a period of up to 4 (four) months after the expiration of the Additional Acceptance Period (the Postponement). During the Postponement, the Offer shall continue to be subject to the conditions set forth in Section B.8(1), as long as and to the extent such conditions have not been satisfied or waived. Unless the Offeror applies for, and the TOB approves, an additional postponement of the relevant Settlement, the Offeror will declare the Offer unsuccessful if such conditions have not been satisfied or waived during the Postponement.

C.	Information Regarding the Offeror

1.	Name, Registered Office, Capital and Principal Business Activities of the Offeror

The Offeror is a private company with limited liability (B.V. or “Besloten Vennootschap met beperkte aansprakelijkheid”) organized under the laws of the Netherlands, having its registered

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seat in De Boelelaan 7, 1083 HJ Amsterdam, The Netherlands. The Offeror is an indirect Subsidiary of ChemChina, as further described in Section C.2 (“Significant Shareholders of the Offeror”).

ChemChina is an all people owned enterprise organized under the laws of the PRC, having its seat in Beijing, PRC. ChemChina is owned by the PRC. The investor rights are exercised by the SASAC.

The ChemChina Group is globally active in the chemical industry. Headquartered in Beijing, China, the ChemChina Group possesses production, research and development bases and marketing systems in 150 countries and regions. ChemChina is the largest chemical corporation in China and occupies the 265th position among the list of the 500 largest corporations established by the magazine Fortune (Global 500) in 2015. The main fields of activity of the ChemChina Group include materials science, life science, high-end manufacturing and basic chemicals as well as advanced chemical materials and specialty chemicals, oil processing, agrochemicals, tire and rubber products and chemical equipment.

2.	Significant Shareholders of the Offeror

The Offeror is a wholly-owned Subsidiary of CNAC Century (LUX) Sàrl, Rue Guillaume Kroll 5, L-1882, Luxembourg (LuxCo), whose entire share capital and voting rights are indirectly, through a chain of wholly-owned holding companies established in Hong Kong, held by ChemChina through its Subsidiary CNAC as the sole shareholder of CNAC (HK) Holdings Co. Ltd, Hong-Kong, LuxCo’s indirect parent company (the HK HoldCo).

The following chart shows the shareholding structure of the Offeror and the chain of ownership from the Offeror up to ChemChina as described above, existing at the date hereof:

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3.	Persons Acting in Concert with the Offeror

In connection with the Offer, all companies and persons (directly or indirectly) controlled by ChemChina as well as, from February 2, 2016, after close of trading on NYSE, the point in time at which ChemChina and Syngenta entered into the Transaction Agreement described in Section E.4 (“Agreements Between the Offeror and Syngenta, Their Directors, Officers and Shareholders”), Syngenta and all companies and persons (directly or indirectly) controlled by Syngenta are deemed to be acting in concert with the Offeror.

4.	Annual Report

As a private company newly established on February 25, 2016, and indirect wholly-owned Subsidiary of ChemChina, the Offeror has no financial history and does not publish any annual report. ChemChina does not publish an annual report.

5.	Participations in Syngenta

The Offeror and the persons acting in concert with it (excluding Syngenta and its direct and indirect Subsidiaries) held as of March 4, 2016, no Syngenta Shares and no equity derivatives with respect to Syngenta Shares. As of the same date, Syngenta and its direct and indirect Subsidiaries held, according to Syngenta, 1,035,653 Syngenta Shares in treasury (corresponding to approximately 1.11% of Syngenta’s share capital registered in the commercial register as of such date) and no equity derivatives with respect to Syngenta Shares.

6.	Purchases and Sales of Equity Securities in Syngenta

During the 12-month period preceding the date of the Pre-Announcement, the Offeror and the persons acting in concert with it (excluding Syngenta and its direct and indirect Subsidiaries) did not purchase or sell any Syngenta Shares or any equity derivatives with respect to Syngenta Shares. Following the date of the Pre-Announcement, the Offeror and the persons acting in concert with it (excluding Syngenta and its direct and indirect Subsidiaries) did not purchase or sell any Syngenta Shares or equity derivatives with respect to Syngenta Shares.

According to Syngenta, since February 2, 2016 – the date on which ChemChina and Syngenta entered into the Transaction Agreement described in Section E.4 (heading “Agreements between the Offeror and Syngenta, Their Directors, Officers and Shareholders; Transaction Agreement”), after close of trading on NYSE – neither Syngenta nor any of its direct or indirect Subsidiaries have purchased or sold any Syngenta Shares or equity derivatives with respect to Syngenta Shares.

D.	Financing of the Offer

The Offeror will finance or procure the financing of the Offer with funds available to it as borrower under a facilities agreement and with the proceeds from a second facilities agreement available to one of the indirect holding companies of the Offeror (being a Subsidiary of ChemChina) (together, the Existing Credit Facilities).

While full financing of the Offer has been secured, the Offeror envisages that all or parts of the Existing Credit Facilities may be replaced by equity funds from itself and one or several third parties to be contributed into ChemChina or one or several of its Subsidiaries, or by other means of financing. Any such change in the financing structure would be made in conformity with the certainty of funds requirement set out in Article 27 Takeover Ordinance.

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E.	Information Regarding Syngenta

1.	Name, Registered Office, Business Activity and Annual Report

Syngenta is a Swiss corporation (Aktiengesellschaft), having its registered office in Basel, Switzerland. Its main corporate purpose is the participation in companies, in particular in the agriculture industry; under special circumstances the Company has the authority to operate such businesses directly. The Company is authorized to purchase, dispose and sell real estate and intellectual property rights.

The annual report of Syngenta, including the financial report, as well as the corporate governance report and the compensation report for the business year ended December 31, 2014, and the half-year results for the first 6 (six) months of the business year 2015, are available at http://www.syngenta.com/global/corporate/en/investor-relations/financial-information-and-presentations/Pages/financial-information.aspx.

The annual report of Syngenta, including the financial report, as well as the corporate governance report and the compensation report for the business year ended December 31, 2015, will be published by Syngenta on March 16, 2016. Syngenta’s preliminary results for the business year ended December 31, 2015 were published on February 3, 2016, and are available at http://www.syngenta.com/global/corporate/en/investor-relations/financial-information-and-presentations/Pages/financial-information.aspx.

2.	Share Capital and Outstanding Equity Derivatives

Share Capital of Syngenta

According to the online excerpt of the Commercial Register of February 2, 2016 (the last Trading Day prior to the Pre-Announcement), the share capital of Syngenta amounts to CHF 9,294,564.90, divided into 92,945,649 registered shares (Namenaktien) with a nominal value of CHF 0.10 each. The Syngenta Shares are listed pursuant to the International Reporting Standard of SIX under the Swiss securities number 1 103 746 (ISIN: CH 001 103 746 9; ticker symbol SYNN).

According to its articles of association in their version of April 29, 2014, Syngenta has neither a conditional share capital nor an authorized share capital.

As of February 2, 2016 (the last Trading Day prior to the Pre-Announcement), Syngenta and its direct and indirect Subsidiaries held 1,035,653 Syngenta Shares as treasury shares (corresponding to 1.11% of Syngenta’s share capital registered in the Commercial Register).

Outstanding Options and Similar Rights

Syngenta has outstanding share- and option-based equity plans that grant to the members of its board, the members of its executive committee (Geschäftsleitung) and other eligible employees of Syngenta option rights on Syngenta Shares or ADSs, or entitle them to receive or purchase Syngenta Shares or ADSs. The Offer does not extend to any awards or entitlements granted under these equity plans.

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Please refer to Section H (“Report of the Board of Directors of Syngenta pursuant to Article 132 FMIA”) for details on the treatment of awards and entitlements granted to the members of the Company’s board of directors and executive committee, respectively, in connection with the Offer.

3.	Intentions of the Offeror With Respect to Syngenta

ChemChina is convinced that Syngenta, as a world leader in agrochemicals and a leading global player in seeds, is at the forefront of delivering sustainability and enhancement of food security in an increasingly interconnected global production chain and against the background of a growing world population through its commercial offers, portfolios of technologies, the Good Growth Plan and the Syngenta Foundation for Sustainable Agriculture. Therefore, ChemChina envisions Syngenta to be a cornerstone of its agrochemical business and intends to accelerate the implementation of Syngenta’s strategy. ChemChina will seek to open new markets and opportunities for Syngenta’ next phase of growth, by combining ChemChina Group’s and Syngenta’s attractive portfolios of technologies in China and globally, while preserving Syngenta’s operational independence as further explained below. Also, ChemChina strongly believes that the transaction contemplated by the Offer will accelerate Syngenta’s next phase of development in China and other emerging markets, as Syngenta’s seeds and crop protection products can enable local farmers around the world to make a better use of available resources to meet the growing demands of consumers globally.

ChemChina intends to support Syngenta’s current operations, management and employees, including keeping the Company’s headquarters in Basel, Switzerland. In particular, pursuant to the Transaction Agreement (see below Section E.4 “Agreements Between the Offeror and Syngenta, Their Directors, Officers and Shareholders”), ChemChina agreed vis-à-vis Syngenta that, until the earlier of 5 (five) years following the First Settlement and a possible re-listing of Syngenta Shares, 4 (four) out of 10 (ten) members of Syngenta’s board of directors shall be persons who have no affiliation with the ChemChina Group, and the consent of at least two of these independent directors shall be required for the change in the location of Syngenta’s headquarters, the reduction of Syngenta’s research and development budget below specified thresholds or material changes in Syngenta’s agricultural sustainability programs, the funding of the Syngenta Foundation for Sustainable Agriculture, Syngenta’s Health, Safety and Environment Policy and Standards and Syngenta’s Code of Conduct. ChemChina further intends to maintain, promote and enhance Syngenta’s reputation by continuing to invest in its agricultural solutions and innovation capabilities.

After the Settlement, the Syngenta Shares acquired by the Offeror may be transferred to one or several of ChemChina’s direct or indirect Subsidiaries.

In the event that ChemChina and|or its Subsidiaries hold more than 98% of the voting rights in Syngenta after the Second Settlement, the Offeror intends to request the cancellation of the remaining publicly held Syngenta Shares in accordance with article 137 of the Financial Markets Infrastructure Act (FMIA).

In the event that ChemChina and|or its Subsidiaries hold between 90% and 98% of the voting rights in Syngenta after the Second Settlement, the Offeror intends to merge Syngenta with a

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Swiss company directly or indirectly controlled by ChemChina in accordance with articles 8 para. 2 and 18 para. 5 of the Swiss Merger Act, whereby the remaining public shareholders of Syngenta would be compensated (in cash or otherwise) and not receive any shares in the surviving company. The Swiss tax consequences resulting from a squeeze-out merger with a cash-only consideration may be considerably worse for individuals who are resident in Switzerland for tax purposes and who hold the Syngenta Shares as their private assets (Privatvermögen) and for foreign investors compared to the tax consequences of an acceptance of the Offer (see below Section K.6 “Costs and Taxes; General Tax Consequences for Accepting and Non-Accepting Shareholders”).

If, after the Second Settlement, ChemChina and|or its Subsidiaries hold less than 90% of the voting rights in Syngenta, ChemChina and the Offeror may consider, depending on the circumstances, purchasing additional Syngenta Shares from remaining shareholders of Syngenta and|or combining relevant portions of their relevant businesses with Syngenta through a contribution in kind to Syngenta of assets, businesses or shareholdings in connection with a capital increase, for which the pre-emptive rights of the remaining public shareholders of Syngenta would be withdrawn and new Syngenta Shares issued only to the contributing company. Furthermore, the Offeror may consider implementing one or several other transactions under the Swiss Merger Act.

After the Second Settlement of the Offer, the Offeror intends to have Syngenta submit an application to SIX for the de-listing of the Syngenta Shares in accordance with the listing rules of SIX and for an exemption from certain disclosure and publicity obligations under the listing rules of SIX until the date of de-listing of the Syngenta Shares. Furthermore, the Offeror intends to delist the ADSs from trading on the NYSE as soon as possible following acceptance of the Syngenta Shares tendered during the (possibly extended) Main Offer Period.

The Offeror currently intends to have Syngenta relisted on a stock exchange over the course of the next years. Thereby, part of the Syngenta Shares would be placed in the public through an initial public offering (IPO).

4.	Agreements Between the Offeror and Syngenta, Their Directors, Officers and Shareholders

Confidentiality and Standstill Agreement

On January 10, 2016, ChemChina and Syngenta entered into a confidentiality and standstill agreement customary for this type of transaction.

Following the execution of the confidentiality and standstill agreement, ChemChina was allowed to conduct a limited due diligence relating to Syngenta.

Transaction Agreement

On February 2, 2016, after close of trading on NYSE, ChemChina and CNAC on the one hand, and Syngenta on the other hand, entered into the Transaction Agreement, which was unanimously approved by Syngenta’s board of directors and which provides for the following main terms (the following is a summary of the main terms):

•	ChemChina agreed to cause the Offeror to submit the Offer and to allow Syngenta to pay the Special Divided of CHF 5 per Syngenta Share, conditional upon and prior to the First Settlement.

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•	Syngenta and its board of directors, respectively, agreed to support the Offer and to unconditionally recommend to its shareholders the acceptance of the Offer, among other things, by way of its recommendation contained in the board report included in Section H (“Report of the Board of Directors of Syngenta pursuant to Article 132 FMIA”).

•	During the term of the Transaction Agreement, Syngenta may not solicit any third party proposal or transaction. However, Syngenta may, in response to an unsolicited written proposal for all or a majority of the shares that Syngenta’s board of directors determines in good faith and in accordance with its statutory fiduciary duties is more favorable to the holders of Syngenta Shares than the Offer (a Superior Proposal) and after providing ChemChina the opportunity to propose measures to improve ChemChina’s Offer, furnish such third party with information and participate in discussions with such third party. The board of directors of Syngenta is not permitted to change its recommendation of the Offer, to recommend a third party transaction or to enter into an agreement related thereto, except in connection with a Superior Proposal (that is a firm offer that is fully financed or, to the extent the consideration includes shares, is subject only to required shareholder approval, and that Syngenta’s board of directors determines in accordance with its statutory fiduciary duties is capable of being made and consummated in a reasonable time frame) after providing ChemChina at least five Trading Days to submit an offer for an improved Offer such that ChemChina’s improved Offer is as least as favorable to the holders of Syngenta Shares as such Superior Proposal.

•	Syngenta undertook to pay ChemChina an amount equal to USD 1.5 billion (however, ChemChina consented in the TOB proceeding to a reduction of such amount to the amount of USD 848 million) if the Offer is not successful or does not become unconditional in certain circumstances, including, among others, for a reason attributable to (i) a material breach by Syngenta of the Transaction Agreement, (ii) the failure to satisfy Offer conditions relating to (1) registration in the share register of Syngenta, (2) the resignation of members of the Board of Directors and mandate agreements, (3) the absence of adverse resolutions at the general meeting of shareholders or (4) the limitations on material acquisitions and dispositions and the incurrence of indebtedness, (iii) the withdrawal or modification by Syngenta’s board of directors of its recommendation for the transaction or the entering by Syngenta into, or the recommendation by its board of directors of, an alternative transaction, or (iv) an alternative transaction being publicly announced or launched during the term of the Offer and consummated, or the public announcement of an alternative transaction prior to the termination of the Transaction Agreement and Syngenta entering into a definitive agreement relating to such alternative transaction within 12 (twelve) months of such termination and such alternative transaction being consummated.

•	The parties have entered into customary undertakings to pursue the satisfaction of the Offer conditions.

•

ChemChina agreed to pay Syngenta an amount equal to USD 3 billion if, despite all other conditions of the Offer having been satisfied or still being capable of being satisfied, the Offer does not become unconditional and/or is terminated as a result of the failure to obtain Chinese regulatory approvals or antitrust approvals, but not including CFIUS nor any

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other authority supervising or controlling foreign investment in any jurisdiction, if not attributable to a breach by Syngenta of any of its respective obligations under the Transaction Agreement.

•	Syngenta agreed to operate its business in the ordinary course of business and consistent with prior practice and the current budget and business plan, and to execute or enter into certain transactions only with the consent of ChemChina, to the extent permissible under applicable laws and regulatory requirements.

•	Syngenta made certain customary representations and warranties.

•	The Transaction Agreement may be terminated in specified circumstances, including (i) by either party if all conditions are not satisfied by June 30, 2017, and the TOB no longer requires the Offer to remain open, (ii) by either party if the Offeror publicly declares that the Offer will not be further pursued or has failed or if the Offeror otherwise withdraws from launching, continuing or settling the Offer, so long as the TOB permits the Offer not to be launched, no longer to remain open or not to be settled and the party seeking to terminate is not in breach of any provision under the Transaction Agreement that causes any such non-pursuance, failure or withdrawal, (iii) by either party if the other party materially breaches its obligations, or has materially breached representations or warranties under the Transaction Agreement, unless promptly and fully remedied by the breaching party, (iv) by ChemChina if Syngenta enters into a definitive agreement with a third party regarding an alternative transaction or a competing offer leads to a holding by the competing offeror of more than 10 (ten) percent of Syngenta Shares, (v) by ChemChina if Syngenta’s board of directors (1) fails to recommend the Offer to the shareholders of Syngenta or include its recommendation in the Schedule 14D-9 to be filed by Syngenta with respect to the Offer, (2) withdraws or adversely modifies its recommendation of the Offer or makes an announcement to that effect, or (3) recommends an alternative transaction or makes an announcement to that effect, (vi) by Syngenta if its board of directors withdraws or modifies its recommendation of the Offer and ChemChina has the right to withdraw the Offer or (vii) by Syngenta in the event that all Chinese regulatory approvals (other than antitrust approvals) have not been obtained within 12 (twelve) weeks after the date of the Transaction Agreement.

•	Following the execution of the Transaction Agreement, Syngenta is not permitted to pay any dividends other than (i) the Ordinary Dividend (of up to CHF 11) in respect of the financial year 2015 and an ordinary dividend in respect of the financial year 2016 in accordance with Syngenta’s dividend policy in effect as of the date of the Transaction Agreement, if the First Settlement of the Offer has not occurred on the date on which Syngenta is required to dispatch the invitation to the ordinary general meeting in 2017 and (ii) the Special Dividend (of CHF 5) payable immediately prior to the First Settlement. In addition, effective as of the execution of the Transaction Agreement, Syngenta is required to suspend its share buy-back program and any market making or similar arrangements.

•	Syngenta agreed to procure that, effective as of the First Settlement, a sufficient number of members of Syngenta’s board of directors shall resign as members thereof and|or enter into a mandate agreement with ChemChina or the Offeror for a transitional period until an extraordinary general meeting of Syngenta’s shareholders, as is necessary for ChemChina or the Offeror to control Syngenta’s board of directors effective as of the First Settlement. ChemChina agreed that it will vote in favor of a discharge resolution for all resigning directors as per the respective resignation date, subject to intentional misconduct and gross negligence.

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•	Syngenta agreed to promptly register the Offeror, ChemChina and any of its Subsidiaries in the Company’s share register as shareholders with voting rights with respect to all Syngenta Shares that the Offeror, ChemChina and|or any of its Subsidiaries have acquired or may acquire in the Offer or otherwise.

•	The parties agreed that beyond the First Settlement, 4 (four) out of 10 (ten) members of Syngenta’s board of directors shall be persons who have no affiliation with ChemChina or its affiliates (each, an Independent Director). The current Chairman of Syngenta shall become the Vice-Chairman of Syngenta’s board of directors and lead Independent Director, while ChemChina’s Chairman will chair Syngenta’s board of directors. Following the First Settlement, certain matters will require the affirmative vote of at least two of Syngenta’s Independent Directors, including, among others, (i) any change in the location of Syngenta’s headquarters, (ii) any raising of new debt or making of distributions which would lower the rating of Syngenta to a level below investment grade (by Moody’s and Standard & Poor’s), (iii) any reduction in Syngenta’s R&D budget in any given year to a level below 80% of the average R&D spend in the years 2012-2015, (iv) any material change in the agricultural sustainability programs or reduction of funding of the Syngenta Foundation for Sustainable Agriculture to a level below 80% of the average funding per year 2012-2015, (v) any material change to Syngenta’s Health, Safety and Environment Policy and Standards and (vi) any material change to Syngenta’s Code of Conduct. Approval by the Independent Directors will also be required, subject to certain exceptions, for any transaction between any member of the ChemChina Group, on the one hand, and any member of Syngenta group, on the other hand, if the transaction is not made at market terms. The above corporate governance arrangements shall remain in place until the earlier of (i) 5 (five) years following the First Settlement of the Offer and (ii) a re-listing of Syngenta Shares through an initial public offering.

Business Relationships

There are agreements entered into between certain Syngenta’s Subsidiaries on the one hand, and ChemChina’s Subsidiaries, part of which is the “Adama” group of companies, on the other hand, related to the supply of intermediates, active ingredients and other chemical compounds for manufacturing and|or distribution; these contracts were entered into during the past several years, all in the ordinary course of business.

No Other Agreements

Except for the agreements summarized above (the confidentiality and standstill agreement and the Transaction Agreement), no agreements in relation to the Offer exist between ChemChina and its Subsidiaries on the one hand, and Syngenta, its Subsidiaries and their directors, officers and shareholders on the other hand.

5.	Confidential Information

The Offeror confirms that neither ChemChina nor any other company or person under ChemChina’s control have received, directly or indirectly, from Syngenta or any of its Subsidiaries, except as publicly disclosed in this Offer Prospectus, the report of the board of directors of Syngenta (see below Section H “Report of the Board of Directors of Syngenta pursuant to Article 132 FMIA”) or otherwise, any confidential information regarding the course of business of Syngenta which could significantly influence the decision of the recipients of the Offer.

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F.	Publication

This Offer Prospectus as well as all other statutory publications of the Offeror in connection with the Offer will be published on http://www.chemchina.com/press and submitted in electronic form to the major Swiss media, the major news agencies active in Switzerland, the major electronic media which distribute stock exchange information and the TOB. The Offer Prospectus will be published on March 8, 2016 before the opening of trading on SIX.

This Offer Prospectus may be obtained without delay and free of charge in German, French and English from Credit Suisse AG, Zurich (e-mail: equity.prospectus@credit-suisse.com).

G.	Report of the Review Body Pursuant to Article 128 FMIA of March 7, 2016

As a review body recognized according to the FMIA to review public takeover offers, we have reviewed the offer prospectus of CNAC Saturn (NL) B.V. („Offeror“). The report of the board of directors of the target company and the Fairness Opinion of N+1 Swiss Capital AG were not subject to our review.

The preparation of the offer prospectus is the responsibility of the Offeror. Our responsibility is to express an opinion on the offer prospectus based on our review. We confirm that we comply with the independence requirements provided by takeover law.

Our review was conducted in accordance with the standards promulgated by the Swiss profession, which require that a review according to article 128 FMIA be planned and performed to verify the formal completeness of the offer prospectus according to the FMIA, its ordinances and the decision of the Swiss Takeover Board („STOB”) dated as of 2 February 2016 and to obtain reasonable assurance about whether the offer prospectus is free from material misstatement in consequence of violation or errors. It has to be noted that ciphers 4 to 7 below cannot be reviewed with the same assurance as ciphers 1 to 3. We have examined the information in the offer prospectus by means of analyses and ascertainments on a test basis. Furthermore, we have verified the compliance with the FMIA, its ordinances and the decision of the STOB dated as of 2 February 2016. We believe that our review provides a reasonable basis for our opinion.

In our opinion

1.	the Offeror has taken the necessary measures in order that the required funds will be available on the closing date;

2.	the provisions governing obligatory offers, in particular those governing the minimum price, have been observed;

3.	the Best Price Rule has been observed until 7 March 2016.

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Moreover, we have not encountered any facts from which we had to infer that:

4.	the recipients of the Offer are not treated equally;

5.	the offer prospectus is not complete and accurate according to the provisions of the FMIA and its ordinances;

6.	the offer prospectus is not in accordance with the FMIA, its ordinances and the decision of the STOB dated as of 2 February 2016;

7.	the provisions regarding the effects of the pre-announcement have not been observed.

This report is neither a recommendation to accept or to reject the offer nor is it a confirmation (fairness opinion) with regard to the financial adequacy of the offer price.

Ernst & Young Ltd

Louis Siegrist	Dr. Jvo Grundler

H.	Report of the Board of Directors of Syngenta pursuant to Article 132 FMIA

The Board of Directors of Syngenta AG (the Board of Directors), a company having its seat in Basel (Syngenta or the Company) hereby comments pursuant to article 132 para. 1 FMIA and articles 30-32 of the Takeover Ordinance on the public tender offer (the Offer) of CNAC Saturn (NL) B.V. (CNAC Saturn or the Offeror), having its seat in Amsterdam, the Netherlands, a company indirectly controlled by China National Chemical Corporation, Beijing, PRC (ChemChina), for all publicly held registered shares with a nominal value of CHF 0.10 each of Syngenta (each a Syngenta Share) as follows:

1.	Recommendation of the Board of Directors of Syngenta

Based on an in-depth review of the Offer and taking into account the fairness opinion, which forms an integral part of this report (see below Section H.2(2)), the Board of Directors, composed of the members set out in Section H.2(1) below, has unanimously resolved on 2 February 2016 to recommend to the shareholders of Syngenta to accept the Offer submitted by the Offeror.

2.	Rationale

The Board of Directors has made an in-depth review of the Offer described in the offer prospectus (the Offer Prospectus).

(1)	Offer Price

The price offered by the Offeror in the Offer is USD 465 in cash for each Syngenta Share (the Offer Price). In addition, the Offer allows for dividend payments to holders of Syngenta Shares in the aggregate amount of up to CHF 16 per Syngenta Share (consisting of up to CHF 11 gross

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(pre-tax) for the ordinary dividend for the financial year 2015 and CHF 5 gross (pre-tax) for a Special Dividend (as defined in section B.3 of the Offer Prospectus)) without any reduction of the Offer Price, as further described in section B.3 of the Offer Prospectus.

There will be a facility available to privately invested individual persons, who each meet both requirements of (i) holding their Syngenta Shares on a securities account with a custodian bank in Switzerland and (ii) holding a maximum of 500 Syngenta Shares at the time they tender their Syngenta Shares, for the conversion of the total USD sales proceeds for the Syngenta Shares tendered by them into CHF on closing at the prevailing exchange rate customary for a currency exchange transaction of such size as further described in section K.5 of the Offer Prospectus.

The Offer Price with dividends implies a premium of 31.1%, and the Offer Price without dividends implies a premium of 26.9%, to the volume-weighted average price of all on-exchange transactions in Syngenta Shares executed on the SIX Swiss Exchange (SIX) during the sixty (60) SIX trading days (each a Trading Day) prior to the publication of the pre-announcement on 3 February 2016 (Pre-Announcement) (which amounts to CHF 374.02). Also, the Offer Price with dividends implies a premium of 25.0%, and the Offer Price without dividends implies a premium of 21.0%, to the on-exchange closing price of the Syngenta Shares on the SIX on 2 February 2016, the Trading Day immediately prior to the publication of the Pre-Announcement, which amounted to CHF 392.303.

(2)	Fairness Opinion

In terms of financial fairness, the Board of Directors has received comfort as to the fairness of the Offer Price from the M&A advisors hired by Syngenta, i.e. Goldman Sachs and J.P. Morgan and further has mandated N+1 Swiss Capital AG as independent expert to issue a fairness opinion to assess the financial appropriateness of the Offer Price. In the fairness opinion dated 4 March, 2016, N+1 Swiss Capital AG determined a valuation range from CHF 400.61 to CHF 464.55 and consequently concluded that the price offered by the Offeror for the Syngenta Shares is financially fair and appropriate. The fairness opinion can be ordered in German, French and English at no cost from Syngenta AG (Jennifer Gough) at Schwarzwaldallee 215, 4058 Basel, Switzerland (phone: +41 61 323 58 83, fax: +41 61 323 58 80, email: global.investor_relations@syngenta.com) or downloaded on www.transaction.syngenta.com.

(3)	Continuation of Syngenta’s business

An important element for the assessment of the Offer by the Board of Directors has been that certain governance provisions agreed with ChemChina, the parent company of the Offeror, will stay in place until a re-listing of Syngenta’s Shares through an initial public offering (but no longer than for 5 years as from the first settlement of the Offer (the First Settlement)) and will ensure that Syngenta can continue to run certain important aspects of its business practices in line with current standards. ChemChina agreed, inter alia, to the election of independent members who have no affiliation with ChemChina or its affiliates (the Independent Directors) to the Board of Directors of Syngenta post-transaction and to the establishment of a committee of Independent Directors which has the right to enforce certain governance provisions. 4 members

[3]	USD/CHF Exchange Rate as per WM/Reuters 1600 GMT Fixing: 1.02045 as at 2 February 2016 (as per Bloomberg).

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of the current Board of Directors will continue as such Independent Directors including the current chairman, who will become vice-chairman of the Board of Directors and will lead the committee of Independent Directors if the Offer is successful.

(4)	Squeeze out; delisting

In the event that the Offeror holds more than 98% of the voting rights of Syngenta after the consummation of the Offer (the Settlement), ChemChina/CNAC Saturn intends to request the cancellation of the remaining Syngenta Shares in accordance with article 137 FMIA. In the event that the Offeror holds more than 90% but less than 98% of the voting rights of Syngenta after the Settlement, ChemChina/CNAC Saturn intends to perform a squeeze-out merger based on article 8 para. 2 and article 18 para. 5 of the Swiss Merger Act.

After the Settlement, ChemChina/CNAC Saturn intends to request the delisting of the Syngenta Shares from SIX and the delisting of the American Depositary Shares of Syngenta (ADSs) issued by Bank of New York Mellon acting as depositary from the New York Stock Exchange (NYSE). The delisting will significantly impair the ability to trade Syngenta Shares and ADSs.

(5)	Conclusions

Based on the considerations summarized above, the Board of Directors is convinced that the Offer is in the best interest of Syngenta, its shareholders, employees, customers and suppliers and that the price offered by the Offeror is fair and appropriate. The Board of Directors therefore recommends the shareholders to accept the CNAC Saturn’s Offer.

3.	Additional information required by Swiss takeover law

(1)	Board of Directors and Executive Committee of Syngenta

The Board of Directors of Syngenta is currently composed of Michel Demaré (Chairman), Jürg Witmer (Vice Chairman), Jacques Vincent, Stefan Borgas, David Lawrence, Vinita Bali, Gunnar Brock, Eleni Gabre-Madhin and Eveline Saupper.

The Executive Committee of Syngenta is currently composed of John Ramsay (CEO ad interim and CFO), Caroline Luscombe, Christoph Mäder, Patricia Malarkey, Jonathan Parr, Mark Peacock, Davor Pisk and Jonathan Seabrook.

(2)	Conflicts of interest of members of the Board of Directors and of the Executive Committee

(a)	Board of Directors

5 members of the Board of Directors will resign from their functions at Syngenta if the Offer is declared successful with effect from the end of the extraordinary shareholders’ meeting of Syngenta (the Extraordinary Shareholders’ Meeting), which Syngenta undertook to convene as soon as practicable after the Offer has been declared successful. For the time period between the First Settlement and the Extraordinary Shareholders’ Meeting, these directors will enter into mandate agreements with the Offeror (the Mandate Agreements).

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The Mandate Agreements grant those resigning members of the Board of Directors no additional compensation (beyond their current board compensation) and contain usual provisions regarding the taking of instructions and indemnification. The purpose of the Mandate Agreements is to ensure a seamless change of control over Syngenta to ChemChina. For that reason, the Board of Directors concluded that the Mandate Agreements do not give rise to any potential conflict of interests.

The Board of Directors has not yet decided which of its members other than Michel Demaré (who will resign as Chairman as per the Extraordinary Shareholders’ Meeting and who will continue, as mentioned above, as Independent Director and vice-chairman) will step down (and thus sign the Mandate Agreements) and which of its members will become Independent Directors.

No member of the Board of Directors has entered into a contractual or other relationship with ChemChina/CNAC Saturn (and there is currently no intention to enter into any such relationship except for the Mandate Agreements). No member of the Board of Directors has been elected at the request of ChemChina/CNAC Saturn or is exercising his/her mandate following instructions from ChemChina/CNAC Saturn, except for the period of time between the First Settlement and the Extraordinary Shareholders’ Meeting which is subject to the terms of the above mentioned Mandate Agreements for 5 members. The members of the Board of Directors are neither employees nor members of any corporate bodies of ChemChina/CNAC Saturn or of companies having significant business relations with ChemChina/CNAC Saturn.

(b)	Executive Committee

No member of the Executive Committee has entered into a contractual or other relationship with ChemChina/CNAC Saturn. The members of the Executive Committee are neither employees nor members of any corporate bodies of ChemChina/CNAC Saturn or of companies having significant business relations with ChemChina/CNAC Saturn.

(3)	Possible financial consequences of the Offer for the members of the Board of Directors and the Executive Committee

(a)	Syngenta Shares and Options held by members of the Board of Directors and the Executive Committee

Certain shares (Restricted Shares), which were allotted to the members of the Board of Directors under the Syngenta Share Plan for Non-Executive Directors in 2011, 2012, 2013, 2014 and 2015 (the Board of Director Share Plan) foresee a blocking period, which, depending upon the plan and the date of grant, ends in 2016, 2017, 2018, 2019 or 2020. Since 23 April 2013 the Chairman no longer participates in the Board of Director Share Plan, but receives a fixed part of his compensation in blocked Syngenta Shares (shares are granted in four equal instalments per year, each portion blocked for a period of three years). On 2 February 2016, having regard to the Offer and in accordance with the terms and conditions of the Board of Director Share Plan and Chairman’s Agreement (see Section H.3(3)(b)), the Board of Directors resolved to lift all such blocking periods, effective upon the Offer becoming successful (as stipulated in the Transaction Agreement (as defined in Section H.4(2)) to enable the tender of the Syngenta Shares to the Offeror.

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The members of the Board of Directors, including related parties (i.e., spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary), held as of 4 March 2016 the following participations in Syngenta:

	Number of unrestricted shares	Number of restricted shares	% voting rights
Non-executive Directors	4 March 2016	4 March 2016	4 March 2016
Michel Demaré	1,075	6,067	< 0.1%
Vinita Bali	—	—	< 0.1%
Stefan Borgas	826	1,546	< 0.1%
Gunnar Brock	700	—	< 0.1%
Eleni Gabre-Madhin	—	—	< 0.1%
David Lawrence	12,966	—	< 0.1%
Eveline Saupper	650	1,602	< 0.1%
Jacques Vincent	2,682	—	< 0.1%
Jürg Witmer	9,000	—	< 0.1%

Total unrestricted/restricted shares	27,899	9,215	< 0.1%

Total shares	37,114

All members of the Board of Directors intend to tender their Syngenta Shares to the Offeror. Other than related to the fact that they are holders of Syngenta Shares, and except for the fixed compensation, which will be paid on a pro rata basis until termination, the Offer has no financial consequences for the members of the Board of Directors.

The members of the Executive Committee, including related parties, held as of 4 March 2016 the following participations in Syngenta:

	Vested shares			Unvested shares				Total
Members of the Executive Committee (EC)	Unrestricted	Restricted	Voting rights	Unconverted DSP* share awards	Unvested DSP matching rights	Unvested LTI** RSU	Unvested PSU	Vested / unvested
Caroline Luscombe	3,193	27	< 0.1%	1,442	1,442	829	3,309	10,242
Patricia Malarkey	480	672	< 0.1%	453	1,125	778	3,552	7,060
Christoph Mäder	13,936	1,164	< 0.1%	—	1,137	857	3,342	20,436
Jonathan Parr	1,867	27	< 0.1%	1,282	1,282	461	4,492	9,411
Mark Peacock	1,933	27	< 0.1%	1,674	1,674	933	3,790	10,031
Davor Pisk	13,157	913	< 0.1%	1,192	2,078	1,160	4,654	23,154
John Ramsay	10,121	917	< 0.1%	1,064	1,954	1,036	4,994	20,086
Jonathan Seabrook	1,932	27	< 0.1%	1,405	1,405	1,323	3,116	9,208

Total EC shares	46,619	3,774	< 0.1%	8,512	12,097	7,377	31,249	109,628

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*	Deferred Share Plan (DSP)
**	Long Term Incentive (LTI)

All members of the Executive Committee intend to tender their Syngenta Shares to the Offeror.

Numbers of options for Syngenta Shares held by the members of the Executive Committee, including related parties, as per 4 March 2016 (no further options were granted during 2016):

Year of allocation	2015	2014	2013	2012	2011	2010	2009	2008	2007
Underlying equity	Share	Share	Share	Share	Share	Share	Share	Share	Share
Term (years)	10	10	10	10	10	10	10	10	10
Exercise period (years)	7	7	7	7	7	7	7	7	7
Option share ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1

Exercise price CHF	332.20	325.90	391.40	300.40	308.71	283.70	233.43	301.50	226.70

Vesting status	unvested		vested
Options held as of 4 March 2016
Members of the EC
Caroline Luscombe	12,192	6,033	3,639	2,637	—	—	—	—	—
Patricia Malarkey	13,697	5,664	772	782	617	—	—	—	—
Christoph Mäder	12,598	6,234	4,387	5,057	3,518	3,304	—	—	—
Jonathan Parr	16,933	3,352	2,176	2,230	1,668	1,632	1,225	—	—
Mark Peacock	15,240	6,787	4,271	4,418	3,639	—	—	—	—
Davor Pisk	18,333	8,446	6,065	6,525	4,586	—	—	—	—
John Ramsay	16,369	7,541	5,497	6,117	4,491	—	4,506	—	2,453
Jonathan Seabrook	13,458	6,452	1,972	2,287	1,791	—	—	—	—

Totals by grant year	118,820	50,509	28,779	30,053	20,310	4,936	5,731	—	2,453

Total unvested options	169,329

Total vested options	92,262

Total options on shares	261,591

(b)	Consequences of the Offer on the Chairman’s Agreement, Executive Committee members’ employment contracts, Incentive and Equity Plans

The Chairman has an agreement with Syngenta (the Chairman Agreement) which does not contain any change of control clause (except that in the case of termination of the agreement blocked shares become freely disposable). The agreements with the other members of the Board of Directors as well as the employment contracts with the members of the Executive Committee do not contain change of control clauses, either.

To the extent that Syngenta’s equity plans (the Equity Plans) did not already contain sufficiently detailed provisions in the case of a change of control, the Syngenta Board of Directors and the Compensation Committee (Compensation Committee) amended the Equity Plans on 1 and 2 February 2016, respectively, in case the Offer would be successful, subject to the Swiss

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Takeover Board (TOB) not ruling that these amendments infringe or trigger the best price rule or other provisions of Swiss takeover law. Accordingly, subject to the foregoing, under the amended terms of the Equity Plans, upon the occurrence, and effective as of the Offer becoming successful (i.e., pursuant to the Transaction Agreement, withdrawal rights of shareholders have lapsed and the minimum acceptance condition has been satisfied), the following applies:

(1)	All outstanding awards are treated as follows:

(i)	Share awards are converted into Syngenta Shares and deferral periods are waived;

(ii)	Share blocking/holding periods are waived;

(iii)	Matching shares are granted (if required under current equity plan terms);

(iv)	Performance Share Units (PSUs) vest at target levels of performance and are converted into Syngenta Shares;

(v)	Restricted Share Units (RSUs) vest and are converted into Syngenta Shares;

(vi)	Performance options vest (at target levels of performance, where applicable) and exercise periods lapse;

(vii)	Options vest and exercise periods lapse.

Phantom awards and ADSs are treated analogous to (i)-(vii) above.

(2)	Executive Committee members with vested options have until 12 p.m. noon CET on the fifth business day prior to the date of the second settlement (i.e. the settlement after the additional acceptance period of the Offer) (the Second Settlement) to exercise their options, otherwise these options are deemed automatically exercised.

(3)	Syngenta settles all outstanding awards (other than Syngenta Shares to which the Equity Plan participants have acquired valid title before the Offer becoming successful) in cash instead of Syngenta Shares on the date of the Second Settlement.

Payments for options are intended to be based on the Offer Price, plus the amount of the Special Dividend (in the U.S. subject to compliance with sec. 409A of the internal revenue code), less the applicable exercise price that would have been payable upon exercise of that option, multiplied by the number of Syngenta Shares underlying that option. All other cash settlement payments are intended to be based on the Offer Price multiplied by the number of Syngenta Shares to which the beneficiary is entitled plus the amount of the Special Dividend (in the U.S. subject to compliance with sec. 409A of the internal revenue code). Cash settlement is intended to take place at the Second Settlement date. If sec. 409A of the U.S. internal revenue code limits Syngenta’s ability to pay the Special Dividend to option holders, Syngenta will consider the payment of separate compensation to reach an adequate result.

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(c)	Benefits of the members of the Board of Directors and of the Executive Committee

Syngenta has issued in favor of its Board of Directors, its Executive Committee and its employees an indemnification policy which will continue to be in force after the change of control. Further, Syngenta will purchase a tail D&O insurance to cover members of the Board of Directors and the Executive Committee despite the change of control.

Except for the benefits described above, the members of the Board of Directors and of the Executive Committee will not receive any additional benefits in connection with the Offer.

(4)	Conclusions

The members of the Board of Directors and of the Executive Committee are not affected by any potential conflicts of interest.

The resolution to recommend the acceptance of the Offer was therefore passed by the entire Board of Directors.

In addition, the Board of Directors has mandated N+1 Swiss Capital AG to issue a fairness opinion to assess the financial appropriateness of the Offer Price. N+1 Swiss Capital AG has concluded in its fairness opinion dated 4 March 2016 that the Offer Price is financially fair and appropriate (see above Section H.2(2)).

4.	Agreements between ChemChina/CNAC Saturn and Syngenta and between ChemChina/CNAC Saturn and shareholders of Syngenta relevant for the decision of the Board of Directors

(1)	Confidentiality and Standstill Agreement

On 10 January 2016, Syngenta and ChemChina entered into a confidentiality and standstill agreement customary for this type of transaction.

After the signing of the confidentiality and standstill agreement, Syngenta allowed ChemChina to carry out a limited due diligence.

(2)	Transaction Agreement

On 2 February 2016, after the close of trading on SIX and on NYSE, Syngenta on the one hand, and ChemChina and China National Agrochemical Corporation, Beijing, PRC (CNAC) on the other hand, entered into a transaction agreement (the Transaction Agreement). This agreement contains in essence provisions regarding the takeover process and terms and conditions of the transaction. In return, the Board of Directors of Syngenta agreed to support the Offer and to recommend its acceptance to the shareholders of Syngenta. The Transaction Agreement provides, inter alia, for the following additional obligations (the following is a summary of the main obligations):

•

Regulatory Undertaking: The parties agreed to take all steps reasonably necessary or desirable under applicable law and under their control to consummate the transaction. In particular, ChemChina agreed that it or CNAC Saturn will use reasonable best efforts to take all actions that are reasonably necessary or desirable under applicable law to obtain

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regulatory approvals for the transaction unless such actions would (i) constitute a “Regulatory Material Adverse Effect” (as further defined in the Pre-Announcement and the conditions of the Offer in the Offer Prospectus) or (ii) in the case of approvals by the Committee on Foreign Investment in the United States (CFIUS) or any other foreign investment control authority, result in the loss of all oversight, management and control by ChemChina or all physical and other access by ChemChina to the businesses, assets or operations of Syngenta which contributed to consolidated sales of the Syngenta group an amount of USD 1.54 billion or more in financial year 2015.

•	Chinese Regulatory Approvals: Unless so required by applicable law, ChemChina is not permitted to commence the Offer unless and until all Chinese regulatory approvals have been obtained (other than Chinese antitrust approvals).

•	Third Party Proposals:

•	Syngenta may not solicit any third party proposal or transaction (a Restricted Transaction).

•	However, Syngenta may, in response to an unsolicited written proposal of a third party that the Board of Directors determines in good faith and in accordance with its statutory fiduciary duties is more favorable to the holders of Syngenta Shares than the ChemChina transaction (a Superior Proposal) and after providing ChemChina the opportunity to propose measures to improve ChemChina’s offer, furnish such third party with information and participate in discussions with such third party.

•	The Board of Directors is not permitted to change its recommendation of the ChemChina transaction except in connection with a Superior Proposal, which the Board of Directors determines the person who made such Superior Proposal is capable of consummating in a reasonable time frame, after providing ChemChina at least five Trading Days to improve its Offer such that ChemChina’s improved Offer is as least as favorable to the holders of Syngenta Shares as the Superior Proposal.

•	Break-Fee: Syngenta undertook to pay ChemChina an amount of USD 1.5 billion[4] if the Offer is not successful or does not become unconditional for a reason attributable to:

(i)	a material breach by Syngenta of the Transaction Agreement;

(ii)	the failure to satisfy offer conditions relating to (1) registration in the share register of Syngenta, (2) the resignation of members of the Board of Directors and Mandate Agreements, (3) the absence of adverse resolutions at the general meeting of shareholders or (4) the limitations on material acquisitions and dispositions and the incurrence of indebtedness;

[4]	ChemChina consented in the TOB proceeding to a reduction of such amount to the amount of USD 848 million.

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(iii)	the withdrawal or modification by the Board of Directors of its recommendation for the ChemChina transaction or the recommendation by the Board of Directors of a Restricted Transaction or Syngenta entering into a definitive agreement with a third party for a Restricted Transaction during the term of the Transaction Agreement or a Restricted Transaction being publicly announced or launched during the term of the Offer and consummated; or

(iv)	a proposal for a Restricted Transaction being publicly announced before the termination of the Transaction Agreement and Syngenta entering into a definitive agreement relating to such Restricted Transaction within twelve (12) months of such termination and such Restricted Transaction being consummated.

•	Reverse Break-Fee: ChemChina will pay Syngenta an amount equal to USD 3 billion if, despite all other conditions of the Offer having been satisfied or being still capable of being satisfied, the Offer does not become unconditional and / or is terminated as a result of the failure to obtain Chinese regulatory approvals or antitrust approvals, but not including approvals by CFIUS nor by any other foreign investment control authority.

•	Termination: The Transaction Agreement may be terminated in a limited number of circumstances, including:

•	by either party if the Offer has not become unconditional by 30 June 2017 and if the TOB no longer requires the Offer to remain open;

•	by each party if the Offeror publicly declares that the Offer will not be further pursued or has failed or if the Offeror otherwise withdraws from launching, continuing or settling the Offer, and if the TOB permits the Offer not to be launched, no longer to remain open or not to be settled, so long as the party seeking to terminate is not in breach of any provision under the Transaction Agreement that causes any such non-pursuance, failure or withdrawal;

•	by any party if the other party materially breaches its obligations, or has materially breached representations or warranties under the Transaction Agreement, unless promptly and fully remedied by the breaching party;

•	by ChemChina, if Syngenta enters into a definitive agreement with a third party regarding a Restricted Transaction or if a competing offer to the Offer leads to a holding of the competing offeror of more than 10% of the Syngenta Shares;

•	by ChemChina if the Board of Directors of Syngenta (1) fails to recommend the Offer to the shareholders of Syngenta as contemplated in the Transaction Agreement or include its recommendation in the Schedule 14D-9, or (2) withdraws or adversely modifies its recommendation of the Offer or makes an announcement to that effect, or (3) recommends a Restricted Transaction or makes an announcement to that effect;

•	by Syngenta if the Board of Directors withdraws or modifies its recommendation of the Offer with respect to a Superior Proposal (see above) and ChemChina has the right to withdraw the Offer;

•	by Syngenta in the event that all Chinese regulatory approvals (other than antitrust approvals) have not been obtained within twelve (12) weeks after the date of the Transaction Agreement.

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•	Governance:

•	Following the First Settlement of the Offer, 4 out of 10 members of the Board of Directors will be Independent Directors and the Board of Directors will have a committee consisting of the Independent Directors. The current chairman of Syngenta will become the vice-chairman of the Board of Directors and the lead Independent Director. Following the First Settlement, the following matters will require the affirmative vote of at least 2 Independent Directors:

•	any change of the location of Syngenta headquarters;

•	any raising of new debt or making distributions which would lower the rating of the Syngenta group to a level below investment grade (rating by Moody’s and S&P);

•	any reduction of the R&D budget in any given year to a level below 80% of the average R&D spend/sales in the years 2012 – 2015;

•	any material change in the agricultural sustainability programs or a reduction of funding of the Syngenta Foundation for Sustainable Agriculture to a level below 80% of the average funding per year in 2012 – 2015;

•	any material changes to Syngenta’s HSE Policy and Standards, except as required by legal requirements;

•	any material changes to Syngenta’s Code of Conduct, except as required by legal requirements.

•	Approval by the Independent Directors will also be required, subject to certain exceptions, for any transaction that is not made at market terms between any member of the ChemChina group, on the one hand, and any member of the Syngenta group, on the other hand.

•	Any replacement of the Chief Executive Officer of the Syngenta group shall be made in accordance with internationally recognized standards for selection of a Chief Executive Officer for a major multinational company.

•	ChemChina confirms its intention to maintain the Syngenta Technology Advisory Board (STAB) committee.

•	The governance arrangements set forth in the Transaction Agreement may be enforced, on behalf of Syngenta, by the committee of Independent Directors by majority decision.

•	The above corporate governance matters remain in place until the earlier of (i) five (5) years following the First Settlement and (ii) a re-listing of Syngenta’s Shares through an initial public offering.

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•	Dividends: Following the execution of the Transaction Agreement, Syngenta is not permitted to pay any dividends other than (i) its ordinary dividend of CHF 11 in respect of financial year 2015 and (ii) a Special Dividend of CHF 5 payable immediately prior to the First Settlement of the Offer. The ordinary dividend in respect of the financial year 2016 will be paid (if the First Settlement has not occurred by the date on which Syngenta is required to dispatch the invitation to the ordinary general meeting of shareholders in April 2017) according to Syngenta’s dividend policy.

•	Conduct of Business: Following the execution of the Transaction Agreement and until the closing, Syngenta is required to operate its business in the ordinary course consistent with prior practice, and is restricted from taking certain specified actions without the prior consent of ChemChina.

•	Share Buy-Back Program: Effective as of the signing of the Transaction Agreement, Syngenta is required to suspend its share buy-back program and any market making or similar arrangements.

•	Employee Matters: Subject to TOB approval, all employee participation programs under which the Syngenta Shares or ADSs or instruments related thereto are either blocked, not yet vested or still exercisable have been amended in case the ChemChina Offer is successful to foresee immediate vesting due to a change of control and cash settlement (see also Section H.3(3)(b) “Consequences of the Offer on the Chairman’s Agreement, Executive Committee members’ employment contracts, Incentive and Equity Plans” for details).

Further information on the content of the Transaction Agreement can be found under section E.4 of the Offer Prospectus.

(3)	Refinancing of Syngenta Debt becoming payable in case of a change of control

Syngenta has the following long-term debt instruments with a change of control clause outstanding:

•	2 US (SEC registered) bonds issued in March 2012 (face values USD 250m and 500m);

•	3 US private placements issued in December 2005 (face values USD 75m, 75m and 100m).

Syngenta does, however, currently not expect these instruments to be called for early repayment. Further, the current syndicated committed loan facility of USD 2,500m (which serves as a backstop facility for the USD 2,500m Global Commercial Paper program) has change of control clauses that will necessitate renegotiation. In order to address this, Syngenta expects ChemChina to provide cover for the backstop facility, short-term financing and any refinancing needs via HSBC facilities also at the Syngenta level.

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(4)	Further agreements

As of the date of this report, there are agreements entered into between certain Syngenta affiliates on the one hand, and ChemChina’/CNAC Saturn’s affiliates, in particular the Adama group of companies, on the other hand, related to the supply of intermediates, active ingredients and other chemical compounds for manufacturing and/or distribution; these contracts were entered into during the past several years, all in the ordinary course of business. In addition to these agreements and to the knowledge of the Board of Directors, subject to the agreements mentioned in Sections H.4(1)-H.4(2) above, there are no further agreements between ChemChina/CNAC Saturn and its affiliates and representatives, on the one hand, and Syngenta and its affiliates, directors, officers and shareholders, on the other hand.

5.	Intentions of the shareholders of Syngenta holding more than 3% of the shares and voting rights

To the knowledge of the Board of Directors, only the following shareholder holds more than 3% of the shares and voting rights of Syngenta (excluding the own shares held in treasury by Syngenta):

BlackRock, Inc.	4.88	%(1)

(1)	According to the transaction disclosure of BlackRock, Inc., of 4 March 2016 disclosed on the TOB’s website.

The Board of Directors is not aware of the intent of this shareholder.

6.	Defensive Measures pursuant to article 132 para. 2 FMIA

The Board of Directors of Syngenta has no knowledge of defensive measures, which would have been taken against the Offer nor does it intend to take such defensive measures against the Offer, and nor does it intend to propose such measures to the general meeting of Syngenta’s shareholders.

7.	Financial report; disclosure of material changes in the assets, financial condition, revenues and business perspectives

The audited and consolidated financial report of Syngenta as per 31 December 2015 can be consulted on Syngenta’s website from 16 March 2016 (www.transaction.syngenta.com).

Save for the transaction to which this report relates, the Board of Directors is not aware of significant changes in the assets, financial condition and revenues of Syngenta or in its business perspectives since 1 January 2016, which could influence the decision of the shareholders of Syngenta regarding the Offer.

Basel, 7 March 2016

For the Board of Directors of Syngenta:

The Chairman:	Michel Demaré

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I.	Fairness Opinion

The fairness opinion issued by N+1 Swiss Capital AG, Zurich, Switzerland, to the board of directors of Syngenta, which confirms that the Offer Price is fair from a financial perspective, is available at www.transaction.syngenta.com and may be obtained without delay and free of charge from Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland (tel.: +41 61 323 58 83; fax: +41 61 323 58 80; e-mail: global.investor_relations@syngenta.com).

J.	Decision of the Swiss Takeover Board

On March 7, 2016, the TOB issued the following decision (Verfügung) (unofficial translation from the German original):

1.	The public tender offer of CNAC Saturn (NL) B.V. to the shareholders of Syngenta AG complies with the statutory provisions on public tender offers.

2.	It is declared that the conditions pursuant to decision 624/01 of February 2, 2016, in the matter of Syngenta AG, holding no. 3 and 4, are satisfied.

3.	The offeror is herewith permitted:

•	until six months after the end of the initial main offer period, to extend the main offer period by no more than 40 trading days each by publishing a notice, in each case before the start of trading on the last trading day of the (potentially extended) main offer period at the latest and

•	to extend the main offer period for a last time by up to 20 trading days by publishing a notice before the start of trading on the last trading day of the main offer period, as soon as all conditions of the offer, with the exception of the minimum acceptance quota, have been fulfilled, in each case provided that an extension is necessary for the co-ordination with the public tender offer launched in accordance with U.S. law.

4.	It is declared that, in respect of the shares tendered during the main offer period, an advance settlement of the offer after the lapse of the main offer period is admissible.

5.	It is declared that the granting of a withdrawal right for the benefit of the offerees for the period until the end of the main offer period is admissible.

6.	The other motions are rejected to the extent they are admissible.

7.	This decision will be published on the date of the publication of the offer prospectus on the website of the Takeover Board.

8.	The fee chargeable to CNAC Saturn (NL) B.V. is CHF 250,000.

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K.	Implementation of the Offer

1.	Information | Registration

Syngenta shareholders will be informed of the procedure for accepting the Offer by their broker or custodian bank, and will have to act in accordance with such instructions. For further assistance in connection with the Offer and|or additional information on how to accept the Offer, Syngenta shareholders may contact the information agent Georgeson (tel.: 00 800 3813 3813 (toll free) | +44 117 378 5186 (direct dial); email: chemchinaoffer4syngenta@georgeson.com).

2.	Offer Manager and Information Agent

The Offeror has mandated Credit Suisse AG, Zurich, with the execution of the Offer, including the USD/CHF Conversion Facility (see below Section K.5). Credit Suisse AG also acts as the tender agent for the Offer.

The Offeror has mandated Georgeson as the information agent of the Offer to provide assistance and information to holders of Syngenta Shares in connection with the Offer.

3.	Tendered Syngenta Shares

Syngenta Shares (other than the Syngenta Shares referred to in the following paragraph) tendered during the (possibly extended) Main Offer Period will be booked to the separate Swiss securities number 31 612 454 (ticker symbol SYNNE). The Offer Manager will apply on behalf of the Company for the opening of a second trading line for the tendered Syngenta Shares as of March 23, 2016. It is expected that the trading on the second trading line will be terminated upon the expiration of the (possibly extended) Main Offer Period. Syngenta Shares tendered during the Additional Acceptance Period will be booked to the separate Swiss securities number 31 631 288 and will not be tradeable on SIX.

Syngenta Shares tendered during the (possibly extended) Main Offer Period by Eligible Private Investors, who have validly elected to participate in the USD/CHF Conversion Facility (see below Section K.5), will be booked to the separate Swiss securities number 31 631 324 and, if tendered during the Additional Acceptance Period, to the separate Swiss securities number 31 631 329. These tendered Syngenta Shares will not be tradeable on SIX, whether they are tendered during the (possibly extended) Main Offer Period or during the Additional Acceptance Period. During the (possibly extended) Main Offer Period, if Eligible Private Investors having already tendered Syngenta Shares booked to the separate Swiss securities number 31 631 324 wish to sell such Syngenta Shares, these Eligible Private Investors may instruct their custodian bank to exchange such Syngenta Shares for Syngenta Shares booked to the separate Swiss securities number 31 612 454 (ticker symbol SYNNE) and to sell them on the second trading line.

4.	Payment of the Offer Price; Settlement Dates

Subject to the satisfaction of all Offer conditions in accordance with the terms of this Offer Prospectus, there will be a first and a second settlement of the Offer, as described in the following paragraphs.

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Syngenta Shares validly tendered (and not withdrawn) during the (possibly extended) Main Offer Period are expected to be settled on the 9th (ninth) Trading Day following the end of the Main Offer Period (the First Settlement, and the date on which the First Settlement occurs, the First Settlement Date). Any Syngenta Shares validly tendered after the end of the (possibly extended) Main Offer Period but before the end of the Additional Acceptance Period are expected to be settled on the 6th (sixth) Trading Day following the end of the Additional Acceptance Period (the Second Settlement, and the date on which the Second Settlement occurs, the Second Settlement Date; the Second Settlement and the First Settlement, collectively, the Settlement). Subject to the terms and conditions of the Offer, holders of Syngenta Shares validly tendered (and not withdrawn) will be paid the Offer Price.

In the event of an extension of the Cooling-off Period by the TOB, an extension of the Main Offer Period pursuant to Section B.5 (“Main Offer Period”) or a Postponement of the Settlement in accordance with Section B.8(3), the Settlement will be deferred accordingly.

5.	USD/CHF Conversion Facility for Eligible Private Investors

Privately invested individual persons, who each meet both requirements of (i) holding their Syngenta Shares on a securities account with a custodian bank in Switzerland and (ii) holding a maximum number of 500 Syngenta Shares at the time they tender their Syngenta Shares (each an Eligible Private Investor), will be eligible to a USD/CHF conversion facility as follows (the USD/CHF Conversion Facility):

•	Each Eligible Private Investor may elect in the declaration of acceptance and transfer to receive the USD Offer Price for his|her up to 500 Syngenta Shares in CHF, exchanged at the exchange rate applied in, and at the exchange conditions under, the USD/CHF Conversion Facility.

•	In order to determine the exchange rate to be applied in the USD/CHF Conversion Facility, the Offer Manager will within 4 (four) Trading Days prior to, or on, the applicable Settlement Date, exchange the respective USD amount for Syngenta Shares that have been validly tendered by Eligible Private Investors who have elected to participate in the USD/CHF Conversion Facility, in one or several tranches for CHF at the exchange rate applicable at the time of such exchange for a currency exchange transaction of such size.

6.	Costs and Taxes; General Tax Consequences for Accepting and Non-Accepting Shareholders

Costs and Taxes

During the (possibly extended) Main Offer Period and the Additional Acceptance Period, Syngenta Shares deposited with banks in Switzerland may be tendered free of costs and fiscal charges. Any Swiss transfer stamp duty as well as stock exchange fees, if applicable, imposed on the sale will be borne by the Offeror.

Tax Consequences for Shareholders who tender their Syngenta Shares in the Offer

No Swiss or Dutch withholding tax will be levied on the sale of Syngenta Shares pursuant to this Offer.

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The following Swiss individual and corporate income tax consequences will likely result for Syngenta shareholders who are resident in Switzerland for tax purposes and tender their Syngenta Shares in the Offer:

•	Pursuant to general principles of Swiss income taxation, shareholders holding their Syngenta Shares as private assets (Privatvermögen) and who tender their Syngenta Shares in the Offer realize either a tax-free private capital gain or suffer a non-tax-deductible capital loss, unless the shareholder classifies as a professional securities dealer (gewerbsmässiger Wertschriftenhändler) or except in the event of a sale of a participation of at least 20% of the share capital of Syngenta by one or several Syngenta shareholders acting jointly (indirekte Teilliquidation). Shareholders of Syngenta with a participation of less than 20% are generally not affected by this rule if they tender their Syngenta Shares in the Offer.

•	Shareholders holding their Syngenta Shares as business assets (Geschäftsvermögen) or classifying as professional securities dealer (gewerbsmässiger Wertschriftenhändler) who tender their Syngenta Shares into the Offer realize either a taxable capital gain or a tax-deductible capital loss depending on the relevant income tax value of their Syngenta Shares pursuant to general principles of Swiss individual and corporate income taxation.

Shareholders who are not tax residents of Switzerland are not subject to Swiss individual and corporate income taxes, except if their Syngenta Shares are attributed to a permanent establishment (Betriebsstätte) or a fixed place of business in Switzerland.

Tax Consequences for Shareholders who do not tender their Syngenta Shares in the Offer

If ChemChina or one or several of its direct or indirect Subsidiaries hold more than 98% of the voting rights in Syngenta after the Second Settlement, the Offeror intends to request the cancellation of the outstanding publicly held Syngenta Shares in accordance with article 137 FMIA. In such case, the tax consequences for the holders of Syngenta Shares will in general be the same as if they had tendered their Syngenta Shares in the Offer (see above).

If ChemChina or one or several of its direct or indirect subsidiaries hold between 90% and 98% of the voting rights in Syngenta after the Second Settlement, it is intended to merge Syngenta with a Swiss company directly or indirectly controlled by ChemChina in accordance with articles 8 para. 2 and 18 para. 5 of the Swiss Merger Act, whereby the remaining minority shareholders would be compensated (in cash or otherwise). The consideration paid to remaining Syngenta minority shareholders (irrespective of their tax residence) in the squeeze-out merger may, depending on the structuring of the squeeze-out merger, be subject to Swiss withholding tax of 35% on the difference between (i) the amount of the consideration and (ii) the sum of the nominal value of the Syngenta Shares concerned and of the proportionate part of Syngenta’s reserves from capital contributions (Reserven aus Kapitaleinlagen) attributable to the respective Syngenta Shares. Upon request, the Swiss withholding tax, if any, will generally be refunded to shareholders of Syngenta who have their tax residence in Switzerland, provided that those shareholders duly declare the consideration in the tax return or, in the case of legal entities, in the profit and loss statement. Syngenta shareholders who are not tax residents of Switzerland may be entitled to a full or partial refund of the Swiss withholding tax if the country of residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met.

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Furthermore, the following individual and corporate income tax consequences may result for Syngenta shareholders who are resident in Switzerland for tax purposes depending on the structure of the squeeze-out merger:

•	Shareholders holding their Syngenta Shares as private assets (Privatvermögen) realize a taxable income on the difference between (i) the amount of the consideration and (ii) the sum of the nominal value of the Syngenta Shares concerned and of the proportionate part of Syngenta’s reserves from capital contributions (Reserven aus Kapitaleinlagen) attributable to the respective Syngenta Shares.

•	Shareholders holding their Syngenta Shares as business assets (Geschäftsvermögen) or classifying as professional securities dealer (gewerbsmässiger Wertschriftenhändler) have the same tax consequences as if they tender their Syngenta Shares in the Offer (see above).

Shareholders who are not tax residents of Switzerland are not subject to Swiss individual or corporate income taxes, except if their Syngenta Shares are attributed to a permanent establishment (Betriebsstätte) or a fixed place of business in Switzerland.

General Remark

All shareholders of Syngenta and beneficial owners of Syngenta Shares are expressly advised to consult their own tax advisors with respect to the Swiss and foreign tax consequences of the Offer and its acceptance or non-acceptance, respectively.

7.	Squeeze-out and De-listing

After the Second Settlement, as set out in Section E.3 (“Intentions of the Offeror With Respect to Syngenta”), the Offeror intends to request the cancellation of the outstanding publicly held Syngenta Shares, or to merge Syngenta with a Swiss company directly or indirectly controlled by ChemChina whereby the remaining public shareholders of Syngenta will receive a compensation, but no shares of the surviving company, if permitted by law. Furthermore, after the Second Settlement the Offeror intends to have Syngenta apply with SIX for the de-listing of the Syngenta Shares in accordance with the listing rules of SIX and for an exemption from certain disclosure and publicity obligations under the listing rules of SIX until the date of de-listing of the Syngenta Shares. Furthermore, the Offeror intends to delist the ADSs from trading on the NYSE as soon as possible following acceptance of the Syngenta Shares tendered during the (possibly extended) Main Offer Period.

L.	Applicable Law and Jurisdiction

The Offer, and all rights and obligations arising under or in connection with the Offer, shall be governed by, and construed in accordance with, Swiss law. The exclusive place of jurisdiction for all disputes arising out or in connection with the Offer shall be the city of Zurich.

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M.	Indicative Timetable*

March 8, 2016	Publication of Offer Prospectus

March 9, 2016	Start of Cooling-off Period

March 22, 2016	End of Cooling-off Period

March 23, 2016	Start of Main Offer Period

Opening of the second trading line on SIX for tendered Syngenta Shares

May 2, 2016	Payment of Ordinary Dividend

X - (max.) 20 TD	Announcement of last extension

X	End of Main Offer Period*

Closing of the second trading line on SIX for tendered Syngenta Shares*

X+1 TD	Provisional notice of the interim results of the Offer*

X+4 TD	Definitive notice of the interim results of the Offer*

X+5 TD	Start of the Additional Acceptance Period*

X+8 TD	Payment of Special Dividend*

X+9 TD	First Settlement*

X+14 TD	End of the Additional Acceptance Period*

X+15 TD	Provisional notice of the end results of the Offer*

X+18 TD	Definitive notice of the end results of the Offer*

X+20 TD	Second Settlement*

*	In this indicative timetable, the abbreviation “TD” means a Trading Day. The Offeror reserves the right to extend the Main Offer Period pursuant to Section B.5 (“Main Offer Period”), once or several times, under the Extension Relief and|or beyond the Extension End Date. It is currently expected that the satisfaction of the Offer conditions requiring approvals by regulatory or governmental authorities may take no less than 6 (six) months from the date of publication of this Offer Prospectus and could take longer. In addition, the Offeror reserves the right to postpone the Settlement of the Offer pursuant to Section B.8(3).

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N.	Security Numbers

Syngenta AG	Swiss securities number	ISIN	Ticker symbol

Registered shares not tendered (first trading line)	1 103 746	CH001 103 746 9	SYNN

Main Offer Period

Registered shares tendered during the Main Offer Period (second trading line)	31 612 454	CH031 612 454 1	SYNNE

Registered shares tendered during the Main Offer Period (third line - not traded, for USD/CHF Conversion Facility)	31 631 324	CH031 631 324 3	—

Additional Acceptance Period

Registered shares tendered during the Additional Acceptance Period (second line - not traded)	31 631 288	CH031 631 288 0	—

Registered shares tendered during the Additional Acceptance Period (third line - not traded, for USD/CHF Conversion Facility)	31 631 329	CH031 631 329 2	—

O.	Offer Documentation

This Offer Prospectus may be obtained free of charge (in German, French and English) from Credit Suisse AG, Zurich (email: equity.prospectus@credit-suisse.com).

This Offer Prospectus and other information concerning the Offer are also available at http://www.chemchina.com/press.

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Lead Financial Advisor

Financial Advisor

Financial Advisor and Offer Manager

Financial Advisor

Financial Advisor

Information Agent

tel: 00 800 3813 3813 (toll free) | +44 117 378 5186 (direct dial)

email: chemchinaoffer4syngenta@georgeson.com

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